To the Board of Directors of Paramount Energy Operating Company,
as Administrator of Paramount Energy Trust

On March 7, 2008, we reported on the consolidated balance sheets of Paramount Energy Trust as at December 31, 2007 and 2006, and the consolidated statements of earnings (loss) and deficit and cash flows for each of the years in the two-year period ended December 31, 2007 which are included in the Annual Report on Form 40-F.

In connection with our audits of the afore-mentioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP” included in the Form 40-F. This supplemental note is the responsibility of the Trust’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

March 7, 2008

To the Board of Directors of Paramount Energy Operating Company,
as Administrator of Paramount Energy Trust

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Trust’s internal control over financial reporting. Our report to the unitholders dated March 7, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Trust’s internal control over financial reporting in the financial statement auditors’ report.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Trust’s financial statements, such as the changes described in note 2 to the consolidated financial statements as at December 31, 2007 and for the year then ended. Our report to the shareholders dated March 7, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

March 7, 2008

RECONCILIATION OF FINANCIAL STATEMENTS TO ACCOUNTING PRINCIPLES GENERALLY

ACCEPTED IN THE UNITED STATES

The consolidated financial statements of the Trust have been prepared in accordance with Canadian GAAP which, in most respects, conform to US GAAP. Significant differences between Canadian and US GAAP, as they apply to the Trust, are as follows:

Consolidated statements of earnings (loss)

(thousands of Canadian dollars, except for per Trust Unit amounts)

	Year Ended December 31
	2007	2006

Net earnings (loss)- Canadian GAAP, as reported	$ (32,859)	$ (18,850)
US GAAP adjustments:
Derivative financial instruments (a)	-	51,005
Accretion expense on convertible debentures (c)	1,138	666
Accounting for trust unit based compensation (d)	3,524	(92)
Net earnings (loss) before change in accounting policy – US GAAP	$ (28,197)	$ 32,729
Effect of change in accounting policy for share-based compensation (d)	-	(1,310)
Net earnings (loss) after change in accounting policy – US GAAP	$ (28,197)	$ 31,419
Net earnings (loss) per Trust Unit before change in accounting policy – US GAAP
Basic	$ (0.29)	$ 0.39
Diluted	$ (0.29)	$ 0.39
Net earnings (loss) per Trust Unit before change in redemption value of Trust Units – US GAAP
Basic	$ (0.29)	$ 0.37
Diluted	$ (0.29)	$ 0.37
Net earnings (loss) per Trust Unit after change in redemption value of Trust Units – US GAAP (b)
Basic	$ 3.07	$ 8.66
Diluted	$ 3.03	$ 8.57

Consolidated balance sheets

(thousands of Canadian dollars)

	As at December 31, 2007		As at December 31, 2006
	Cdn GAAP	US GAAP	Cdn GAAP	US GAAP

Short-term financial instrument asset (a)	18,447	18,447	21,355	45,081
Long-term financial instrument asset (a)	1,564	1,564	3,562	8,286
Share-based compensation liability (d)	---	(791)	---	(3,038)
Convertible debentures (c)	(224,135)	(236,110)	(157,391)	(155,715)
Other assets (c)	---	6,558	8,419	3,000
Temporary equity (b)	---	(621,191)	---	(950,676)
Unitholders’ capital (b)	(1,083,250)	---	(812,174)	---
Contributed surplus (d)	(8,446)	---	(5,760)	---
Equity component of convertible debentures (c)	(7,338)	---	(4,527)	---
Accumulated other comprehensive income (a) (e)	---	---	---	---
Deficit (a) (b) (c) (d)	768,099	296,462	619,748	726,294

a)  Derivative financial instruments

Under US GAAP, entities are required to account for derivative financial instruments in accordance with the Financial Accounting Standards Board (“FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.  Gains or losses, including unrealized amounts, on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with equal or lesser amounts of changes in the fair value of the hedge item.

For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in earnings.  Any portion of the change in the fair value of the derivatives that is not effective in hedging the changes in future cash flows is included in earnings each period.

Effective January 1, 2006 PET discontinued the use of hedge accounting for its financial forward natural gas contracts and as such there is no accounting difference between Canadian GAAP and US GAAP in 2006 and 2007.

Under US GAAP, the physical fixed-price forward natural gas sales contracts entered into by PET qualify as derivatives and have not been designated as hedges by the Trust. Accordingly, the gains and losses, including unrealized amounts, had been included in earnings (loss) as they arose.  The Trust had an unrealized gain on physical natural gas contracts of $28.4 million which was recorded as a financial instrument asset at December 31, 2006.  The earnings amount for 2006 includes the reversal of the unrealized loss as at December 31, 2005.  Under Canadian GAAP up to December 31, 2006, physical fixed-price forward natural gas sales contracts had not been considered derivative instruments.  Effective January 1, 2007 the Trust adopted new Canadian accounting standards for financial instruments which required the Trust to record the gains and losses, including unrealized amounts on its physical fixed-price forward natural gas sales contracts, directly to earnings.  As a result, as at January 1, 2007 there is no accounting difference between Canadian and US GAAP.

b)  Unitholders’ equity

Unitholders’ equity consists primarily of Trust Units. The Trust Units are redeemable at any time on demand by the holders, which is required for PET to retain its Canadian mutual trust fund status. The holders are entitled to receive a price per Trust Unit equal to the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the closing market price of the Trust Units on the redemption date.

Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. Changes in the redemption value from year to year are charged to accumulated earnings and reduce earnings available to Unitholders for purposes of determining earnings per Unit. All components of Unitholders’ equity related to Trust Units are eliminated. For the year ended December 31, 2007 temporary equity decreased by $329.5 million corresponding to the decrease in the redemption value of the Trust Units for the respective period.  For the year ended December 31, 2006, temporary equity decreased by $695.1 million corresponding to the decrease in the redemption value of the Trust Units for the respective period.

c)

Convertible Debentures

The Trust’s outstanding convertible debentures are “conventional” convertible debentures for US GAAP purposes and are therefore classified entirely as debt on the Trust’s balance sheet.  As a result, the Trust has reclassified $7.3 million ($4.5 million in 2006) related to the equity component of convertible debentures under Canadian GAAP to the convertible debentures liability for US GAAP.  In addition, $1.1 million ($0.7 million in 2006) in accretion expense related to the equity component of convertible debentures for Canadian GAAP has been reversed for US GAAP.  Under US GAAP fees related to the issuance of convertible debentures are not netted against the corresponding debt instrument.  This resulted in a reclassification from convertible debentures to other assets in the amount of $6.6 million.

d)

Accounting for Share-based compensation

In accordance with FASB Statement No. 123R “Share-Based Payments”, rights granted under the Trust’s Unit Incentive Plan and Bonus Rights Plan (“Incentive Rights”) are considered liability awards whereas under Canadian GAAP they are being accounted for as equity awards. Under Canadian GAAP, Incentive Rights are fair valued at grant date and recognized in earnings over the expected life of the Incentive Right.  For US GAAP, outstanding Incentive Rights were measured at fair value on January 1, 2006 and recorded as a liability on the Trust’s balance sheet, with an offsetting charge to net earnings. The liability was reduced for exercises of Incentive Rights during the year. The liability for outstanding Incentive Rights was re-valued again on December 31, 2006 and December 31, 2007 and will be re-valued at each balance sheet date, with the differences in fair value in each period being charged to earnings.  Contributed surplus amounts recorded in respect of Incentive Rights under Canadian GAAP have also been eliminated under US GAAP.  In accordance with US GAAP an Incentive Right forfeiture rate of 12.5% is factored into share-based compensation expense, whereas for Canadian GAAP forfeitures are accounted for in the period in which they occur.

e)

Other Comprehensive Income

Comprehensive income for the years ended December 31, 2007 and 2006 is as follows:

(thousands of Canadian dollars)	Year Ended December 31, 2007	Year Ended December 31, 2006
Net earnings (loss) – US GAAP	$ (28,197)	$ 31,419
Changes in accumulated other comprehensive income for unrealized change in fair value of financial instruments (see note (a))	-	20,131
Comprehensive income/(loss)	$ (28,197)	$ 51,550

f)

Income Taxes

The Trust adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes ("FIN 48") on January 1, 2007. The implementation of the provisions under FIN 48 did not have a material impact on the U.S. GAAP financial statements of the Trust and no adjustment to the beginning balance of retained earnings was required due to the adoption of FIN 48.

PET is subject to Canadian federal and provincial income taxes. The years 2003 through 2006 are open for examination. No taxation years have been examined by the Canada Revenue Agency since the Trust’s inception.

PET's continuing practice is to recognize interest and penalties related to income tax uncertainties in interest expense.  Included in interest expense for the year ended December 31, 2007 was nil for interest and penalties (year ended December 31, 2006 – nil).  At December 31, 2007, the Trust had nil accrued for interest and penalties (December 31, 2006 - nil).

g)

Recent U.S. Accounting Pronouncements

In December 2007, the FASB issued SFAS 141R, "Business Combinations" and SFAS 160, "Non-Controlling Interests in Consolidated Financial Statements". The new statements require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at "full fair value" and require non-controlling interests to be reported as a component of equity, which changes the accounting or transactions with non-controlling interest holders. The new statements are the result of a joint project with the International Accounting Standards Board. Both statements are effective for periods beginning on or after December 15, 2008.  Management is in the process of reviewing the requirements of these recent statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.”  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period revenue or costs during the period the change occurred.  SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted.  However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption.  The Trust is currently evaluating the impact that SFAS No. 159 may have on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Trust’s future reported financial position or results of operations.  FASB has extended the deadline for the application to non-financial fair value measurements to years beginning after November 15, 2008.